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DEC 20 2013

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SECU 13026075 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partner (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor, 1095 West Pender Street
(No. and Street)

Vancouver	BC	V6E 2M6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mitchell 604-622-5294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salman Partners (U.S.A.) Inc., as of October 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

WARREN B. LEARMONTH
BARRISTER & SOLICITOR
1200 Waterfront Centre, 200 Burrard Street
P.O. Box 48600, Vancouver, Canada V7X 1T2

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition
[Expressed in U.S. dollars]

Salman Partners (U.S.A.) Inc.

October 31, 2013

Building a better
working world

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Salman Partners (U.S.A.) Inc.

We have audited the accompanying consolidated statement of financial condition of **Salman Partners (U.S.A.) Inc.** as of October 31, 2013. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Salman Partners (U.S.A.) Inc.** at October 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
December 18, 2013.

Chartered Accountants

Salman Partners (U.S.A.) Inc.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at October 31

	2013
	$
ASSETS	
Cash	3,544,019
Due from broker dealer *[note 6[a]]*	52,983
Due from clients	113,247
Other receivables	8,560
	3,718,809
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities *[note 6[b]]*	26,791
Due to broker dealer *[note 6[c]]*	113,021
Due to clients	52,877
Income taxes payable	100,015
Liabilities subordinated to claims of general creditors *[note 4]*	958,865
Total liabilities	1,251,569
Stockholder's equity	
Common stock *[note 5]*	150,000
Retained earnings	2,454,511
Accumulated other comprehensive loss	(137,271)
Total stockholder's equity	2,467,240
	3,718,809

See accompanying notes

Salman Partners (U.S.A.) Inc.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2013

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. [the "Company"] is a broker dealer registered under the Securities Exchange Act of 1934 and was incorporated under the Canadian Business Corporations Act on March 19, 1996.

The Company is a registrant with the Financial Industry Regulatory Authority ["FINRA"] and is a wholly owned subsidiary of Salman Partners Inc., a Canadian-owned investment dealer. Salman Partners Inc. is a member of the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company effects all of its securities transactions through Salman Partners Inc., which acts as the clearing and settlement agent for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

This consolidated financial statement has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies adopted by the Company are as follows:

Marketable securities

Marketable securities are recorded at fair value at the consolidated statement of financial condition date. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances. Unrealized gains and losses are included in income.

Securities transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2013

The consolidated statement of financial condition include accounts of the Company and its wholly owned subsidiary 8444323 Canada Ltd. All intercompany transactions have been eliminated in the consolidated statement of financial condition.

Foreign exchange and change of functional currency

The Canadian dollar has been adopted as the unit of measure of the Company's operations to reflect significant operational exposure to the Canadian dollar. The Company adopted the U.S. dollar as its reporting currency for regulatory purposes. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains and losses from currency translations are included in other comprehensive loss.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the consolidated statement of financial condition, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's consolidated statement of financial condition or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the consolidated statement of financial condition and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are evaluated to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are incurred.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2013

Fair value measurements

The Company follows guidance under the Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] Topic 820 ["ASC 820"] *Fair Value Measurements and Disclosures,* with regard to financial assets and financial liabilities measured on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about how the market participants would price the asset or liability.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Accounting pronouncements recently adopted

In May 2011, the FASB issued Accounting Standards Update ["ASU"] No. 2011-04, *Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ["ASU No. 2011-04"]. ASU No. 2011-04 provides guidance that changes and clarifies certain existing requirements related to portfolios of financial instruments and valuation adjustments, requires additional disclosures for fair value measurements categorized in level 3 of the fair value hierarchy [including disclosure of the range of inputs used in certain valuations], and requires additional disclosures for certain financial instruments that are not carried at fair value. This standard became effective, and the Company adopted this standard, for the current fiscal year ended October 31, 2013. The application of this standard did not have a material effect on the Company's consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2013

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* which amends ASC Topic 210 to add new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with financial instruments and derivatives. The amendments in this ASU will enhance disclosure required under GAAP by requiring improved information about financial instruments and derivative instruments that offset in accordance with existing requirements or are subject to an enforceable master netting arrangement or similar agreement. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. This guidance does not amend the existing guidance on when it is appropriate to offset. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its consolidated statement of financial condition.

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its consolidated statement of financial condition.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, due from broker dealer, other receivables, due to clients, accounts payable and accrued liabilities and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted below. The fair values of these financial instruments approximate their carrying values, except for liabilities subordinated to claims of general creditors which have a fair value of $896,597.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis and monitors the total value of transactions with counterparties. As at October 31, 2013, all amounts receivable are current and no provisions have been made for any potential uncollectible amounts.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability. The Company's business requires capital for operating and regulatory purposes and, consequently, the Company maintains large and highly liquid current asset balances.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk primarily as a result of its dealing in equity securities which are exchange traded and valued at quoted market prices. The Company's marketable securities as a percentage of its overall asset holdings is nil. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds a portion of its assets and incurs certain liabilities in Canadian dollars. Foreign exchange risk therefore arises from the possibility that changes in the price of foreign currencies will result in gains or losses.

Fair value measurements

All of the Company's financial assets which are reported at fair value meet the definition of Level 1 inputs.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2013

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consists of the following:

	2013 $
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2014 [CAD$200,000]	191,773
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2014 [CAD$300,000]	287,659
Note payable to parent with interest calculated at 3% per annum, maturing on April 30, 2016 [CAD$500,000]	479,433
	958,865

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Salman Partners Inc. The loans are covered by agreements approved by FINRA, and are available to the Company in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ["Rule 15c3-1"]. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid without express written consent by FINRA.

5. COMMON STOCK

	2013 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

October 31, 2013

6. RELATED PARTY TRANSACTIONS

During 2013, the Company maintained the following balances with related parties:

[a] As at October 31, 2013, due from broker dealer of $52,983 was receivable from the Company's parent, Salman Partners Inc.

[b] As at October 31, 2013, accounts payable and accrued liabilities of $26,791 were payable to the Company's parent, Salman Partners Inc.

[c] As at October 31, 2013, due to broker dealer of $113,021 was payable to the Company's parent, Salman Partners Inc.

The above referenced transactions have been measured using the exchange amount, which is the amount that has been agreed to by the transacting parties.

7. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to Rule 15c3-1. The Company follows the primary [aggregate indebtedness] method under Rule 15c3-1 which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2013 of $3,208,308, representing an excess of $3,108,308 over the minimum net capital required.